ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

14 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

for. Andrew Geddes
Corporate Communications

encls

7/27

ventracor

asx announcement

'Artificial heart' Pilot Trial Update

Sydney 14 July 2004: Medical investigators today announced the seventh implant of the VentrAssist™ 'artificial heart' in a pilot trial at The Alfred hospital in Melbourne.

Chief Medical Investigators Professor Don Esmore and Professor David Kaye said the patient, who was gravely ill prior to the implant, was now in a critical but stable condition.

Another patient implanted with the VentrAssist™ in June remains in a stable condition at The Alfred hospital.

"The left ventricular assist system is performing as expected", Professor Esmore and Professor Kaye said.

Three patients who were gravely ill suffering end-stage heart failure are now back at home, 12 months, 10 months and seven months after their implants. Two other patients have passed away.

The aim of the pilot trial at The Alfred is to evaluate the safety of the VentrAssist™ in patients who are gravely ill from heart failure, are no longer responding to optimal medical therapy and have no other options available.

About Ventracor
Ventracor (ASX: VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist ™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and US$12 billion in coming years.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

Trisha Lee
Manager, Public Affairs
The Alfred hospital
03 9276 2354